



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of January 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)



8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

**This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).**

Enclosures:

1. Press Release dated January 24, 2002 re Partner Announces extension of its general license for additional nine years until 2017.

# *Partner's General License Extended for Additional Nine Years Until 2017*

***Rosh Ha'ayin, Israel – January 24th, 2002*** – **Partner Communications Company Ltd. (NASDAQ, TASE: PTNR, LSE: PCCD)** announced today that the Ministry of Communications notified the Company that it approved the award to Partner of a 2G band (1800 spectrum) and a 3G band of spectrum. Partner's original license, awarded in 1998, will be amended and extended for additional nine years until 2017.

Partner Communications Company Ltd. is the Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to over 1.3 million subscribers in Israel. Partner subscribers can use roaming services in 86 countries using 218 GSM networks. The Company shares are quoted on NASDAQ and on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD.
(For further information: http://investors.partner.co.il)

Contact:

Dr. Dan Eldar
VP Carrier, International and Investor Relations
dan.eldar@orange.co.il
Tel: +972 - 3 - 905 4151
Fax: +972 - 3 - 905 4161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd

By /s/

Name: Alan Gelman

Title: Chief Financial Officer

Dated: February 5, 2002

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